Robert Page



ANNUAL REPORT

1600 Main St

Venice, CA 90291

0

https://pulseprotocol.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Pulse Protocol is a first-of-its-kind software and marketing platform that gives doctors and hospitals a comprehensive solution to professionally manage and grow their medical tourism businesses. We provide a plug-and-play solution to drive new business on day one, including industry-specific technology, complimentary marketing resources, and an on-demand sales team. Qualified medical professionals can join the platform for free and instantly engage with our vibrant marketplace of hospitals, providers, patient-care coordinators, lead gen companies, patients, as well as other complementary services.

Pulse has a database of 800k professionals, recurring revenue, 100s of medical professionals live on the platform, over 40,000 patients in our database, well-oiled acquisition channels, and unique/unrepeatable strategic advantages. Pulse is also first to market and has signed an exclusive partnership with Jonathan Edelheit and Renee-Marie Stephano (the founders of the Medical Tourism Association and Global Healthcare Resources) to promote Pulse to become the central hub for the entire global ecosystem.

Any qualified medical professional or facilitator can join our platform. This reduces our barriers to entry and allows us to onboard customers quickly. We monetize these users with our value-based pricing strategy. Simply put, we make money when our doctors and coordinators make money. The average surgery cost is $10k. The average revenue is $2k. We keep on average of 45% and give the rest to our 3rd party patient-care coordinators. For medical professionals that wish to accelerate their growth, Pulse also offers supportive marketing services via a one-time setup and ongoing monthly subscription fee.

Pulse was incorporated as "MedRepublic" in April 2015 and subsequently launched in front of a global audience at TechCrunch Disrupt in September 2016. Pulse raised VC funds, hired a team and accomplished attractive growth, and was heading towards a Seed round of funding in the summer of 2018. We had strong interest from top Silicon Valley VCs, but we knew MedRepublic's business model had some weak spots. At the same time, we were approached by two tremendous opportunities that changed everything for us. We happened upon an opportunity to reshape the industry by applying a business methodology from other industries. At last, we had to ask ourselves whether it would be enough to simply build a good company or if we were determined to disrupt the entire industry. For me, there was no choice. We made the decision to pivot the company, sadly let go of some teammates, and jettison the old technology and build a completely new platform. Part of our re-birth involved signing an agreement with Global Healthcare Resources, the for-profit company that is owned by Jonathan Edelheit and Renee-Marie Stephano, the co-founders of the thought-leading Medical Tourism Association. It was decided unanimously that given that we were going to re-invent the company, it was necessary to re-brand and re-name the company as well.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $950,000.00

Use of proceeds: marketing, technology, product, legal, vendors, business development

Date: May 08, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $152,854.00

Use of proceeds: to develop the Pulse platform, marketing, customer success, product, vendors.

Date: May 29, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: to sponsor the Medical Tourism Association Global conference in Abu Dhabi,

UAE in October 2019 just as we were announcing our MVP.

Date: December 31, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results – 2021 Compared to 2020
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Year ended December 31 2020 compared to year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $48,221, about half compared to fiscal year 2019 revenue of $90,732. From Q1-2019 until the beginning of Q4-2019, Pulse was in a pivotal process to transition the business model and platform. Pulse officially launched the alpha of the Pulse platform in Q4-2019. Just as we were beginning to catch a bit of momentum, global lockdowns from Covid froze our business for 5 months and starved us for the remainder of the year. This is consistent with global numbers, as the industry seriously contracted in 2020 as a result of lockdowns, travel bans, and staff shortages for elective care. With the vaccine being distributed, it is our experience that doctors and hospitals are once again looking to expand their growth in the medical travel market.

Cost of Sales

Cost of sales in 2020 was $179,903, a decrease of approximately $31,000, from costs of $210,879 in fiscal year 2019. The reduction was largely due to a decrease in payroll as we reduced full-time staff and moved towards hiring consultants. We also reduced our marketing expenses due to a global slowdown in Medical Travel.

Gross Margins

2020 gross losses increased by nearly $25,000 over 2019 due to a global slowdown in medical travel. Pulse launched in Q4-2019 and had very little time to generate revenue. Then in Q1-2020 the pandemic halted our business. Instead of focusing on revenues, we turned our attention towards delivering on certain key technology features and, after listening to our doctors and learning what they truly need, building out a Medical Travel Marketing subscription model that we launched in early 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, product and technology development, research and development, as well as marketing and sales. Expenses in 2020 decreased $70,000 from 2019. Most of this decrease was due to a greater reliance on more affordable consultants vs. full-time employees. The company has managed to hire partners that believe in the mission and share a common vision and have joined for reduced salary and/or sweat equity. This has enabled us to grow our technology, marketing services, and patient-care program - all key assets to future growth.

Historical results and cash flows:

As with many companies in 2020, Pulse Protocol was impacted by the COVID-19 Global Pandemic and our team believes that with a widely adopted vaccine, the medical travel market will rebound in Q3/Q4 of 2021.

- In 2018, Pulse Protocol decided to pivot to a new business model. We turned off various marketing channels and lived off of revenues from SEO and word of mouth

- In 2019, our revenues began to increase as our team finalized the platform, and in Q4-2019 we launched a completely new platform and business model

- In 2020, our revenues began to pick up. The COVID-19 Global Pandemic significantly reduced our revenue to zero for five months. In Q3-2020, revenue began to rebound but then the second wave of COVID-19 infections hit, resulting in another slowdown in medical and air travel.

We have signed contracts for marketing subscription services with 5 doctors, 3 hospitals and 3 clinics. This will have immediate impact on our financial condition in 2021. Each medical professional we add to the program will generate, on average, $3K per month.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $7,065.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: Paycheck Protection Program ("PPP") Loan

Amount Owed: $21,434.00

Interest Rate: 1.0%

Maturity Date: May 04, 2022

The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $21,434 balance, $15,445 is considered a short-term liability.

Creditor: Economic Injury Disaster Loan

Amount Owed: $101,700.00

Interest Rate: 3.75%

Maturity Date: July 31, 2051

The EIDL Loan requires installment payments of $496 monthly, beginning on July 31, 2021 over a term of thirty years. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the EIDL Loan amounted to $1,599 as of December 31, 2020.

Creditor: Robert Page

Amount Owed: $21,500.00

Interest Rate: 0.0%

Payable to the officer upon request for repayment.

Creditor: Eric Bunting

Amount Owed: $30,000.00

Interest Rate: 0.0%

Creditor: Theo Skye

Amount Owed: $19,389.00

Interest Rate: 0.0%

Pay back full debt up on successful financing of at least $200,000.00

Creditor: SAFE Note Holders

Amount Owed: $2,458,009.00

Interest Rate: 0.0%

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $3,000,000, $5,000,000 or $6,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (asfurther defined in the agreements), or b) a number ofshares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement). The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

Creditor: Convertible Note Holders

Amount Owed: $200,375.00

Interest Rate: 5.0%

Maturity Date: December 01, 2014

Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least thirty days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.

Creditor: Convertible Note Holders

Amount Owed: $100,000.00

Interest Rate: 3.0%

Maturity Date: December 31, 2019

Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into a shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit

Creditor: Convertible Note Holders

Amount Owed: $100,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 2020

Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares, the outstanding principal balance will be automatically converted into shares of the Company at a price of the lower of 20% of the price paid for the securities as part of the $3,000,000 purchase, or the price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the sale of shares of at least $3,000,000. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company will pay the holder an aggregate amount of 1.5 times the aggregate amount of principal and interest then outstanding under the convertible note. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date

Creditor: Convertible Note Holders

Amount Owed: $200,000.00

Interest Rate: 6.0%

Maturity Date: October 14, 2017

Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's qualified preferred stock, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a price at a price per share equal to the lesser of a) the price per share paid by investors for the same securities in the qualified equity financing , or b) a price at which the principal balance will convert into shares of qualified preferred stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement.. 2. If the Company enters into a capital raise that does not meet the minimum investment of $1,500,000, the note may be converted at the option of the holder into the number of securities determined by dividing the principal and interest due under the convertible note by 80% of the per share price obtained through the capital raise. 3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note may be due and payable immediately prior to the first closing of such change in control or converted immediately prior to the first closing of the change of control into shares of common stock or preferred stock at price at which the balance will convert into shares of such stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement) at the option of the investor. 4. Upon maturity, the holder of the note may elect at any timer thereafter to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into series seed stock equal to the conversion percentage of the fully diluted capitalization (as defined by the agreement).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Page

Robert Page's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: April 22, 2015 - Present

Responsibilities: Operations, hiring, fundraising, and team management. Robert currently does not take a salary compensation for this role. Future salary will be at $5,500/month.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Robert Page

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 82.21

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Page

Relationship to Company: Officer

Nature / amount of interest in the transaction: A $40,450 SAFE agreement between the Officer and the Company.

Material Terms: During the years prior to 2019, the CEO of the Company paid expenses on the Company's behalf in the amount of $40,450. The officer was issued a SAFE note in the amount of $40,450 in return for these expenses paid on the Company's behalf.

Name of Entity: Robert Page

Relationship to Company: Officer

Nature / amount of interest in the transaction: $21,500 Loan between the Officer and the Company.

Material Terms: During the year ended December 31, 2019, the CEO of the Company advanced $21,500 in funds for operations. These advances bear no interest and are payable to the officer upon request for repayment. At

OUR SECURITIES

The company has authorized Common Stock, SAFE Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,279,999 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 24,624,981 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (24,624,981) does not include 3,375,019 shares reserved under an equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $2,458,009.00

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation

Material Rights

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $3,000,000, $5,000,000 or $6,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (asfurther defined in the agreements), or b) a number ofshares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement). The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

Convertible Note

The security will convert into Qualified stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,375.00

Maturity Date: December 01, 2014

Interest Rate: 5.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least thirty days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Qualified stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: December 31, 2019

Interest Rate: 3.0%

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into a shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Qualified stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: December 31, 2020

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares, the outstanding principal balance will be automatically converted into shares of the Company at a price of the lower of 20% of the price paid for the securities as part of the $3,000,000 purchase, or the price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the sale of shares of at least $3,000,000. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company will pay the holder an aggregate amount of 1.5 times the aggregate amount of principal and interest then outstanding under the convertible note. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Qualified preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,000.00

Maturity Date: October 14, 2017

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's qualified preferred stock, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a price at a price per share equal to the lesser of a) the price per share paid by investors for the same securities in the qualified equity financing , or b) a price at which the principal balance will convert into shares of qualified preferred stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement.. 2. If the Company enters into a capital raise that does not meet the minimum investment of $1,500,000, the note may be converted at the option of the holder into the number of securities determined by dividing the principal and interest due under the convertible note by 80% of the per share price obtained through the capital raise. 3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note may be due and payable immediately prior to the first closing of such change in control or converted immediately prior to the first closing of the change of control into shares of common stock or preferred stock at price at which the balance will convert into shares of such stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement) at the option of the investor. 4. Upon maturity, the holder of the note may elect at any timer thereafter to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into series seed stock equal to the conversion percentage of the fully diluted capitalization (as defined by the agreement).

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a software and marketing platform that helps doctors and hospitals to establish and grow in the medical tourism industry. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our telehealth and mobile apps. Delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pulse Protocol or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pulse Protocol could harm our reputation and materially negatively impact our financial condition and business.

Other risk

other risks that could damage or cause irreparable damage to the company are a global pandemic, natural disaster, economic recession or depression, changes to government policy that affects the business in a negative way, and many other events or forces outside of our control.

Technology Risk

While we are taking precautions to avoid this, building technology and making it available to the global community in multiple markets exposes us to increased risk. These risks involve but are not limited to cyber attacks, hackers, phishing / social engineering attacks, data breaches, data loss or theft, compliance / regulatory incidents, impersonations, branded exploits against customers and the public, malware, etc.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Robert Page

By   /s/ *Robert Page*

    Name: <u>Pulse Protocol</u>

    Title: President

Exhibit A

FINANCIAL STATEMENTS

I, _____Robert Page_____ (Print Name), the _____CEO_____(Principal Executive Officers) of ___Pulse Protocol, Inc__(Company Name), hereby certify that the financial statements of _____Pulse Protocol, Inc_____ (Company Name) and notes thereto for the periods ending _Dec. 31st, 2020__ (first Fiscal Year End of Review) and ___Dec. 31, 2021___ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $241,500.00; taxable income of -$134,632 and total tax of $800.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th of April, 2022 (Date of Execution).



_____ (Signature)

_____CEO_____ (Title)

____4/29/22_____ (Date)

Management Report

PulseProtocol, Inc

For the period ended December 31 ,2021



Prepared by

Supporting Strategies Santa Monica (Console)

Prepared on

March 17, 2022

Table of Contents

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-241,500.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	17,240.00
Prepaid Expenses	-2,900.00
8395 - BofA credit card	2,933.56
8395 - BofA credit card:6095 - Robert Rene	10.00
8395 - BofA credit card:Main Account	-8,071.14
Chase Credit Card 1103	-5,957.11
Chase Credit Card 2549	-4,853.15
CitiCard	4,556.32
Accrued expenses	106,177.25
Loan Payable	10,000.00
Procedure Trust Liability	23,547.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**142,683.53**
Net cash provided by operating activities	**-98,816.69**
FINANCING ACTIVITIES	
Due to Robert Page	20,000.00
Capital Contribution:Start Ening Reg CF	148,995.44
Net cash provided by financing activities	**168,995.44**
NET CASH INCREASE FOR PERIOD	**70,178.75**
Cash at beginning of period	42,903.88
CASH AT END OF PERIOD	**$113,082.63**

Profit and Loss by month

January - December 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021	Total
INCOME													
Gross Receipts	10,685.00	7,340.00	63,016.00	14,645.00	47,285.00	54,060.00	33,725.00	45,465.00	81,710.00	74,424.00	155,848.00	79,925.00	668,128.00
MR Commission											250.00		250.00
Refunds-Allowances							-41.50				725.00		683.50
Set Up fee	1,200.00	800.00	1,600.00										3,600.00
Subscription Service				850.00	1,350.00	1,850.00	1,850.00	1,850.00	2,700.00	2,700.00	2,700.00	2,700.00	18,550.00
Total Income	**11,885.00**	**8,140.00**	**64,616.00**	**15,495.00**	**48,635.00**	**55,910.00**	**35,533.50**	**47,315.00**	**84,410.00**	**77,124.00**	**159,523.00**	**82,625.00**	**691,211.50**
COST OF GOODS SOLD													
Doctor Payments	8,576.50	6,372.50	52,649.85	11,992.75	39,738.50	46,432.50	29,711.25	37,424.00	67,172.00	56,389.35	134,298.05	65,525.00	556,282.25
Facilitator Fees			13.00	539.50	352.25	1,624.50	522.75	4,320.75	4,580.75	8,092.20	11,163.15	6,476.00	37,684.85
Source Fee	774.75	354.25	1,726.20	415.50	1,572.75	2,624.25	353.00	2,077.25	3,106.50	2,943.85	7,404.15	3,802.50	27,154.95
Total Cost of Goods Sold	**9,351.25**	**6,726.75**	**54,389.05**	**12,947.75**	**41,663.50**	**50,681.25**	**30,587.00**	**43,822.00**	**74,859.25**	**67,425.40**	**152,865.35**	**75,803.50**	**621,122.05**
GROSS PROFIT	**2,533.75**	**1,413.25**	**10,226.95**	**2,547.25**	**6,971.50**	**5,228.75**	**4,946.50**	**3,493.00**	**9,550.75**	**9,698.60**	**6,657.65**	**6,821.50**	**70,089.45**
EXPENSES													
Insurance						351.42	351.42	351.42	351.42	351.42	351.42	351.42	2,459.94
Marketing	5,848.29	5,848.29	6,643.29	2,931.62	5,912.33	5,848.29	9,609.33	7,867.47	4,733.55	2,982.47	2,931.61	4,389.94	65,546.48
Miscellaneous Expense	316.00							375.00	33.31			338.00	1,062.31
Other General and Admin Expenses													0.00
Bank Charges	39.40	13.40	16.40	1.00	10.40	21.15	37.56	22.15	22.13	32.74	-48.06	15.60	183.87
Merchant Fees	-48.00	-37.00	-966.21	-326.58	-820.37	-269.92		48.00	77.00	35.00	-32.27		-2,340.35
Stripe Fees	31.32	-2.21	2.24	398.55	840.58	299.58	77.61	66.80	227.04	102.61	85.70	78.47	2,208.29
Total Bank Charges	**22.72**	**-25.81**	**-947.57**	**72.97**	**30.61**	**50.81**	**115.17**	**136.95**	**326.17**	**170.35**	**5.37**	**94.07**	**51.81**
Dues & subscriptions	175.00	95.00	-3,895.00	95.00	50.00	550.00	125.00	100.00	250.00	150.00	175.00	175.00	-1,955.00
Office Expenses		125.33	49.22	300.00	30.60	30.67	8.08	214.42		90.48			848.80
Postage & Delivery					4.00			11.00					15.00
Software & Subscription Services	1,097.49	1,358.78	6,783.03	1,393.23	1,479.95	1,525.94	3,578.73	1,908.34	6,152.17	1,239.07	1,883.52	1,830.81	30,231.06
Telephone & Internet	720.89	437.78	553.98	242.96	453.89	597.63	266.91	350.90	423.36	195.74	222.71	34.19	4,500.94
Website Hosting	6,250.00	6,550.00	6,330.00	6,250.00	6,250.00		15,375.00	7,750.00	7,750.00	12,750.00	12,750.00	14,000.00	102,005.00
Total Other General and Admin Expenses	**8,266.10**	**8,541.08**	**8,873.66**	**8,354.16**	**8,299.05**	**2,755.05**	**19,468.89**	**10,471.61**	**14,901.70**	**14,595.64**	**15,036.60**	**16,134.07**	**135,697.61**
Payroll													0.00
Payroll Service Fees							178.82	178.82	178.82				536.46
Payroll Taxes-Employer						289.00	578.00	374.00	306.00	306.00	306.00	382.50	2,541.50
Salaries and Wages						2,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	5,000.00	27,000.00
Total Payroll						**2,289.00**	**4,756.82**	**4,552.82**	**4,484.82**	**4,306.00**	**4,306.00**	**5,382.50**	**30,077.96**
Professional & Outsourced Svcs													0.00
Accounting	2,375.00	3,775.00	275.00	275.00	275.00	275.00	275.00	4,094.85	3,200.00	1,150.00	275.00	275.00	16,519.85
Consulting Services	4,000.00	2,000.00	4,000.00	2,000.00	4,000.00	7,195.00	2,000.00			3,500.00	3,500.00	7,000.00	39,195.00
Contract Services			154.50		463.50	206.00	824.00	412.00					2,060.00
Legal	430.00											1,965.00	2,395.00
Total Professional & Outsourced Svcs	**6,805.00**	**5,775.00**	**4,429.50**	**2,275.00**	**4,738.50**	**7,676.00**	**3,099.00**	**4,506.85**	**3,200.00**	**4,650.00**	**3,775.00**	**9,240.00**	**60,169.85**
Taxes & Licenses	450.00							2,182.21					2,632.21
State Income/Franchise								1,213.81					1,213.81
Total Taxes & Licenses	**450.00**							**3,396.02**					**3,846.02**
Travel													0.00
Air	-11.20												-11.20
Gas	42.57												42.57
Ground Transportation	665.27					25.30					54.89		745.46
Meals and Entertainment	96.32	78.14								92.56	221.55	94.77	583.34
Parking		8.75											8.75
Travel Meals		10.50		44.54				67.95		34.08			157.07
Total Travel	**792.96**	**97.39**		**44.54**		**25.30**		**67.95**		**126.64**	**276.44**	**94.77**	**1,525.99**
Total Expenses	**22,478.35**	**20,261.76**	**19,946.45**	**13,605.32**	**18,949.88**	**18,945.06**	**37,285.46**	**31,589.14**	**27,704.80**	**27,012.17**	**26,677.07**	**35,930.70**	**300,386.16**
NET OPERATING INCOME	**-19,944.60**	**-18,848.51**	**-9,719.50**	**-11,058.07**	**-11,978.38**	**-13,716.31**	**-32,338.96**	**-28,096.14**	**-18,154.05**	**-17,313.57**	**-20,019.42**	**-29,109.20**	**-230,296.71**
OTHER INCOME													
Other Ordinary Income								15,000.00	2,000.00				17,000.00
Total Other Income	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**15,000.00**	**2,000.00**	**0.00**	**0.00**	**0.00**	**17,000.00**
OTHER EXPENSES													
Interest Expense	949.04	918.52	801.10	994.32	959.24	978.99	963.32	947.70	919.84	798.71	882.77	849.96	10,963.51
Reconciliation Discrepancies	17,240.00												17,240.00
Total Other Expenses	**18,189.04**	**918.52**	**801.10**	**994.32**	**959.24**	**978.99**	**963.32**	**947.70**	**919.84**	**798.71**	**882.77**	**849.96**	**28,203.51**
NET OTHER INCOME	**-18,189.04**	**-918.52**	**-801.10**	**-994.32**	**-959.24**	**-978.99**	**-963.32**	**14,052.30**	**1,080.16**	**-798.71**	**-882.77**	**-849.96**	**-11,203.51**
NET INCOME	**$ -38,133.64**	**$ -19,767.03**	**$ -10,520.60**	**$ -12,052.39**	**$ -12,937.62**	**$ -14,695.30**	**$ -33,302.28**	**$ -14,043.84**	**$ -17,073.89**	**$ -18,112.28**	**$ -20,902.19**	**$ -29,959.16**	**$ -241,500.22**

Balance Sheet by Month

As of December 31, 2021

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
ASSETS												
Current Assets												
Bank Accounts												
3668 - Checking	16,491.45	-5,790.26	-2,999.65	7,074.68	2,897.67	10,156.94	5,376.10	17,172.94	6,799.73	22,264.72	21,325.85	7,064.72
3684 - Custodial Account	14,077.23	33,683.73	32,195.95	28,077.13	30,208.05	20,830.52	61,121.68	52,509.57	89,627.89	154,454.10	144,244.85	94,584.34
Stripe	2,477.79	8,700.00	-7.00	572.00	6,485.20	40.00	8,897.63	7,170.20	21,282.83	11,412.09	36,366.05	11,433.57
Total Bank Accounts	33,046.47	36,593.47	29,189.30	35,723.81	39,590.92	31,027.46	75,395.41	76,852.71	117,710.45	188,130.91	201,936.75	113,082.63
Accounts Receivable												
Accounts Receivable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Accounts Receivable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Current Assets												
Due from Others	187,266.57	187,266.57	187,266.57	187,266.57	187,266.57	187,266.57	187,266.57	187,266.57	187,266.57	188,866.57	187,266.57	187,266.57
Medtogo Loan	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54	40,449.54
Prepaid Expenses	0.00	0.00	0.00	-500.00	-1,000.00	-500.00	-500.00	-1,000.00	1,700.00	700.00	2,050.00	2,900.00
Total Other Current Assets	227,716.11	227,716.11	227,716.11	227,216.11	226,716.11	227,216.11	227,216.11	226,716.11	229,416.11	230,016.11	229,766.11	230,616.11
Total Current Assets	260,762.58	264,309.58	256,905.41	262,939.92	266,307.03	258,243.57	302,611.52	303,568.82	347,126.56	418,147.02	431,702.86	343,698.74
TOTAL ASSETS	$260,762.58	$264,309.58	$256,905.41	$262,939.92	$266,307.03	$258,243.57	$302,611.52	$303,568.82	$347,126.56	$418,147.02	$431,702.86	$343,698.74
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounta Payable	624.00	0.00	0.00	0.00	0.00	0.00	0.00	1,248.00	0.00	0.00	0.00	0.00
Total Accounts Payable	624.00	0.00	0.00	0.00	0.00	0.00	0.00	1,248.00	0.00	0.00	0.00	0.00
Credit Cards												
8395 - BofA credit card	0.00	0.00	0.00	333.81	664.23	1,003.15	1,326.69	1,657.09	1,993.64	2,307.71	2,627.65	2,933.56
6095 - Robert Rene	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Main Account	39,354.74	38,946.08	38,450.62	37,750.62	37,039.20	36,239.20	35,539.20	34,139.20	34,139.20	33,339.20	32,639.20	30,939.20
Total 8395 - BofA credit card	39,364.74	38,956.08	38,460.62	38,094.43	37,713.43	37,252.35	36,875.89	35,806.29	36,142.84	35,656.91	35,276.85	33,882.76
AMEX CC	175.00	175.00	175.00	175.00	175.00	2,415.00	2,100.96	3,412.43	5,389.37	1,076.94	0.00	0.00
Chase Credit Card 1103	32,363.53	31,777.71	31,388.60	31,114.37	30,782.61	30,378.78	29,850.82	29,329.81	28,799.80	28,491.80	27,948.70	25,882.52
Chase Credit Card 2549	4,933.89	2,491.89	2,427.56	2,497.32	3,016.73	3,958.31	3,922.12	3,490.95	3,052.98	2,909.42	2,452.26	0.00
CitiCard	6,611.50	8,809.76	7,850.34	7,748.40	7,662.48	6,691.72	6,298.46	7,832.15	6,018.80	6,512.48	4,935.79	5,568.13
Total Credit Cards	83,448.66	82,210.44	80,302.12	79,629.52	79,350.25	80,696.16	79,048.25	79,871.63	79,403.79	74,647.55	70,613.60	65,333.41
Other Current Liabilities												
Accrued expenses	1.50	6,681.75	166.00	325.50	2,046.50	34,234.50	22,601.25	47,368.50	61,474.25	92,842.00	142,588.70	106,177.25
Loan Payable	5,000.00	5,000.00	5,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	10,000.00
PPP Loan Payable	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00	123,034.00
Procedure Trust Liability	29,978.00	48,474.00	40,014.50	38,614.50	53,477.50	26,575.43	56,782.24	44,944.75	93,186.47	77,456.84	66,202.12	54,848.80
Total Other Current Liabilities	158,013.50	183,189.75	168,214.50	176,974.00	193,558.00	198,843.93	217,417.49	230,347.25	292,694.72	308,332.84	346,824.82	294,060.05
Total Current Liabilities	242,086.16	265,400.19	248,516.62	256,603.52	272,908.25	279,540.09	296,465.74	311,466.88	372,098.51	382,980.39	417,438.42	359,393.46
Long-Term Liabilities												
Due to Robert Page	21,500.00	21,500.00	41,500.00	51,500.00	51,500.00	51,500.00	51,500.00	51,500.00	51,500.00	41,500.00	41,500.00	41,500.00
Total Long-Term Liabilities	21,500.00	21,500.00	41,500.00	51,500.00	51,500.00	51,500.00	51,500.00	51,500.00	51,500.00	41,500.00	41,500.00	41,500.00
Total Liabilities	263,586.16	286,900.19	290,016.62	308,103.52	324,408.25	331,040.09	347,965.74	362,966.88	423,598.51	424,480.39	458,938.42	400,893.46
Equity												
Capital Contribution	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00	260,000.00
Afore Capital	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00	365,000.00
Amplify	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00	350,000.00
Cherry Tree	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
David Sadka	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00
Dr Alonso	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29	4,381.29
Dr Sam Najmabadi	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00
Dr. Allan Ceballos	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00	39,445.00
Eric Bunting	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00	60,000.00
Frank Kasimov	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00	550,000.00
Grupo Covalta	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00	34,990.00
Grupo Genesis	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
Haley Winters	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
Hedgewood Inc	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
Kima Ventures	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00
Kreditrust	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00	56,466.00
Leonard Judd	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
Lionfish Capital	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
Matt Flynn	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Mike Randall	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00	77,457.00
Start Ening Reg CF							60,744.58	60,744.58	60,744.58	148,995.44	148,995.44	148,995.44
Streetedge Capital	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00	84,698.00
Tanvir Hussain, MD	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00	28,233.00

	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021	Oct 2021	Nov 2021	Dec 2021
Total Capital Contribution	2,470,670.29	2,470,670.29	2,470,670.29	2,470,670.29	2,470,670.29	2,470,670.29	2,531,414.87	2,531,414.87	2,531,414.87	2,619,665.73	2,619,665.73	2,619,665.73
Retained Earnings	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23	-2,435,360.23
Net Income	-38,133.64	-57,900.67	-68,421.27	-80,473.66	-93,411.28	-108,106.58	-141,408.86	-155,452.70	-172,526.59	-190,638.87	-211,541.06	-241,500.22
Total Equity	-2,823.58	-22,590.61	-33,111.21	-45,163.60	-58,101.22	-72,796.52	-45,354.22	-59,398.06	-76,471.95	-6,333.37	-27,235.56	-57,194.72
TOTAL LIABILITIES AND EQUITY	$260,762.58	$264,309.58	$256,905.41	$262,939.92	$266,307.03	$258,243.57	$302,611.52	$303,568.82	$347,126.56	$418,147.02	$431,702.86	$343,698.74

Profit and Loss Detail
November 2020

Date	Transaction Type	Num	Adj	Name	Location	Class	Memo/Description	Split	Amount	Balance
Gross Receipts										
11/30/2020	Journal Entry	2020-111	No				November 2020 Sales Karen Newhall paid DR Greig directly no trust or support fee collected	-Split-	4,600.00	4,600.00
11/30/2020	Journal Entry	2020-111	No				November 2020 Sales	-Split-	43,855.00	48,455.00
11/30/2020	Journal Entry	2020-111	No				November 2020 Sales adjust for additional fees collected	-Split-	514.76	48,969.76
Total for Gross Receipts									**$48,969.76**	
Doctor Payments										
11/10/2020	Expense		No	Dr. Maximilian A Greig			David Ensz surgery (11/3/20)	3684 - Custodial Account	17,055.00	17,055.00
11/10/2020	Expense		No	Dr. Allan Ceballos			Joanie Denny surgery (11/6/20) confirmation 317338154.	3684 - Custodial Account	3,800.00	20,855.00
11/23/2020	Expense		No	Smile Builders			Dr. Guevara (smile builders) 1,037 on November 21st, 2020 - confirmation: 1dc59459e	3684 - Custodial Account	1,037.00	21,892.00
11/27/2020	Expense		No	Dr. Maximilian A Greig			CMQ premier on behalf of Dr. Greig, Nov 27, 2020. Confirmation number: 319200742 Josy Penner Nov 2020	3684 - Custodial Account	13,325.00	35,217.00
11/30/2020	Bill		No	Dr. Maximilian A Greig			Kaylene Schmidt (11/30/20)	Accounta Payable	40.50	35,257.50
11/30/2020	Journal Entry	2020-111	No				November 2020 Sales Karen Newhall paid DR Greig directly no trust or support fee collected	-Split-	4,600.00	39,857.50
Total for Doctor Payments									**$39,857.50**	
Facilitator Fees										
11/10/2020	Expense		No	Dubhe Licup (Joan Licup)			Joanie Denny surgery (11/6/20)	3684 - Custodial Account	312.50	312.50
11/24/2020	Expense		No	Adele Kulyk			Adele Kulyk for surgeries on Robin Hethey and David Ensz. Paid via wire at the bank Nov 24, 2020	3684 - Custodial Account	1,838.50	2,151.00
11/24/2020	Journal Entry	2020-117	No				record pmt	-Split-	-826.00	1,325.00
11/25/2020	Expense		No	Dr. Allan Ceballos			Dr. Ceballos for Cynthia Cervantes procedure, 11/23/20, confirmation 318869350	3684 - Custodial Account	4,255.00	5,580.00
11/27/2020	Expense		No	Dubhe Licup (Joan Licup)			Josy Penner and Joanie Denny Nov Surgery	3684 - Custodial Account	1,212.50	6,792.50
Total for Facilitator Fees									**$6,792.50**	
Marketing										
11/03/2020	Expense		No	Sendgrid			email service	CitiCard	14.95	14.95
11/04/2020	Expense		No	Silent Conn			GC<>SILENT CONN DES:SI-TX5W2K3 ID:G6ME INDN:robert page CO ID:XXXXX70203 IAT PMT INFO: WEB 000000000000291667	3668 - Checking	2,916.67	2,931.62

Date	Transaction Type	Num	Adj	Name	Location	Class	Memo/Description	Split	Amount	Balance
11/18/2020	Expense		No	Silent Conn			GC<>SILENT CONN DES:SI-RR5CJ73 ID:3XK4 INDN:robert page CO ID:XXXXX70203 IAT PMT INFO: WEB 000000000000291667	3668 - Checking	2,916.67	5,848.29
Total for Marketing									**$5,848.29**	
Other General and Admin Expenses										
Bank Charges										
11/03/2020	Deposit		No				Prfd Rwds for Bus-Payroll Refund	3668 - Checking	-15.00	-15.00
Total for Bank Charges									**$ -15.00**	
Merchant Fees										
11/01/2020	Bill	20201	No	Supporting Strategies				Accounta Payable	12.40	12.40
11/07/2020	Bill	20638	No	Supporting Strategies				Accounta Payable	90.00	102.40
11/21/2020	Bill	20893	No	Supporting Strategies				Accounta Payable	2.00	104.40
Total for Merchant Fees									**$104.40**	
Stripe Fees										
11/03/2020	Journal Entry	2020-113	No				stripe fee credits November 2020	-Split-	-147.55	-147.55
11/03/2020	Journal Entry	2020-113	No				stripe fees November 2020	-Split-	20.65	-126.90
Total for Stripe Fees									**$ -126.90**	
Total for Bank Charges with sub-accounts									**$ -37.50**	
Dues & subscriptions										
11/13/2020	Journal Entry	2020-109	No				Citicard annual fee	-Split-	99.00	99.00
Total for Dues & subscriptions									**$99.00**	
Office Expenses										
11/20/2020	Expense		No	Amazon			AMZN MKTP US AMZN.COM/BIL AMZN.COM/BILL WA	CitiCard	14.32	14.32
11/20/2020	Expense		No	Amazon			AMZN MKTP US AMZN.COM/BIL AMZN.COM/BILL WA	CitiCard	127.65	141.97
11/30/2020	Expense		No	Amazon			AMZN MKTP US AMZN.COM/BIL AMZN.COM/BILL WA	CitiCard	16.53	158.50
Total for Office Expenses									**$158.50**	
Software & Subscription Services										
11/01/2020	Bill	20201	No	Supporting Strategies			QBO hosting	Accounta Payable	35.00	35.00
11/01/2020	Expense		No	Google Suite			GOOGLE *GSUITE_pulsepr	CitiCard	24.00	59.00
11/01/2020	Expense		No	Google Suite			GOOGLE *GSUITE_pulsepr	CitiCard	175.35	234.35
11/03/2020	Expense		No	Amazon Web Services			Amazon web services	8395 - BofA credit card:6095 - Robert Rene	290.95	525.30
11/07/2020	Expense		No	Imgix			IMGIX	8395 - BofA credit card:6095 - Robert Rene	10.00	535.30

Date	Transaction Type	Num	Adj	Name	Location	Class	Memo/Description	Split	Amount	Balance
11/10/2020	Expense		No	GitHub			GITHUB	CitiCard	1.29	536.59
11/13/2020	Expense		No	Figma				CitiCard	135.00	671.59
11/14/2020	Expense		No	GitHub			GITHUB	CitiCard	28.00	699.59
11/17/2020	Expense		No	Docsend			DOCSEND, INC.	CitiCard	15.00	714.59
11/25/2020	Expense		No	Omnisend				CitiCard	327.41	1,042.00
11/26/2020	Expense		No	Slack.com			SLACK	CitiCard	55.22	1,097.22
Total for Software & Subscription Services									**$1,097.22**	
Telephone & Internet										
11/09/2020	Expense		No	Zoom			ZOOM.US	CitiCard	14.99	14.99
11/15/2020	Expense		No	RingCentral			RINGCENTRAL, INC	CitiCard	242.88	257.87
11/19/2020	Expense		No	RingCentral			RINGCENTRAL, INC	CitiCard	48.07	305.94
11/20/2020	Expense		No	Verizon Wireless			VERIZONWRLSS*RTCCR VB	CitiCard	214.46	520.40
11/27/2020	Expense		No	Spectrum			SPECTRUM	CitiCard	74.99	595.39
Total for Telephone & Internet									**$595.39**	
Website Hosting										
11/02/2020	Expense		No	Invemo LLC			Zelle Transfer Conf# 51a277370; Invemo, LLC	3668 - Checking	5,000.00	5,000.00
11/25/2020	Expense		No	Invemo LLC			Zelle Transfer Conf# bd0102ee3; Invemo, LLC	3668 - Checking	6,250.00	11,250.00
Total for Website Hosting									**$11,250.00**	
Total for Other General and Admin Expenses									**$13,162.61**	
Professional & Outsourced Svcs										
Accounting										
11/01/2020	Bill	20201	No	Supporting Strategies			Services Rendered	Accounta Payable	275.00	275.00
11/07/2020	Bill	20638	No	Supporting Strategies			CFO Services	Accounta Payable	2,250.00	2,525.00
11/21/2020	Bill	20893	No	Supporting Strategies			CFO services	Accounta Payable	50.00	2,575.00
Total for Accounting									**$2,575.00**	
Consulting Services										
11/30/2020	Expense		No	Theodore Skye			TRANSFER PULSE PROTOCOL, INC.:Theodore Skye Confirmation# 0674225040	3668 - Checking	2,000.00	2,000.00
Total for Consulting Services									**$2,000.00**	
Total for Professional & Outsourced Svcs									**$4,575.00**	
Travel										
Air										
11/19/2020	Expense		No	Delta				CitiCard	378.17	378.17

Date	Transaction Type	Num	Adj	Name	Location	Class	Memo/Description	Split	Amount	Balance
11/19/2020	Expense		No	Delta				CitiCard	29.99	408.16
11/19/2020	Expense		No	Allianz			travel insurance	CitiCard	58.98	467.14
11/19/2020	Expense		No	Delta				CitiCard	378.17	845.31
Total for Air									**$845.31**	
Hotel										
11/03/2020	Expense		No	Airbnb			AIRBNB TASKW3XX	CitiCard	645.05	645.05
11/21/2020	Expense		No	Airbnb			AIRBNB TASKW3XX	CitiCard	645.05	1,290.10
11/30/2020	Expense		No	Airbnb			AIRBNB TASKW3XX	CitiCard	368.60	1,658.70
Total for Hotel									**$1,658.70**	
Travel Meals										
11/04/2020	Expense		No	Bulletproof Coffee			SQ *BULLETPROOF 360, INC.	CitiCard	10.50	10.50
11/11/2020	Expense		No	Bulletproof Coffee			SQ *BULLETPROOF 360, INC.	CitiCard	10.50	21.00
11/21/2020	Expense		No	Bulletproof Coffee			SQ *BULLETPROOF 360, INC.	CitiCard	10.50	31.50
Total for Travel Meals									**$31.50**	
Total for Travel									**$2,535.51**	
Interest Expense										
11/12/2020	Expense		No				PURCHASE INTEREST CHARGE	Chase Credit Card 1103	542.34	542.34
11/12/2020	Expense		No				PURCHASE *FINANCE CHARGE*	8395 - BofA credit card:Main Account	350.15	892.49
11/17/2020	Expense		No				PURCHASE INTEREST CHARGE	Chase Credit Card 2549	90.85	983.34
Total for Interest Expense									**$983.34**	

CERTIFICATION

I, Robert Page, Principal Executive Officer of Robert Page, hereby certify that the financial statements of Robert Page included in this Report are true and complete in all material respects.

Robert Page
_____

President